Mail Stop 6010
      November 17, 2005

By U.S. Mail and Facsimile to (847) 945-5698

Mr. Norman R. Bates
Chief Financial Officer
Jordan Industries, Inc.
Arbor Lake Center, Suite 550
1751 Lake Cook Road
Deerfield, Illinois 60015

	RE: 	Jordan Industries, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 24, 2005
		Forms 10-Q for the quarters ended March 31, June 30, and
        September 30, 2005
		File No. 033-24317

Dear Mr. Bates:

      We have reviewed your response letter dated September 23,
2005
and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Forms 10-Q for the Quarters Ended March 31, and June 30, 2005


1. We note that you have not furnished the Exhibit 32 certifications in your Forms 10-Q for the quarters ended March 31, and June 30, 2005. Please amend your filings to furnish these exhibits or tell us why you are not required to furnish these certifications. Please refer to Rule 15d-14 of the Securities Exchange Act and Section III.B of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238.


Form 10-Q for the Quarter Ended September 30, 2005

Financial Information, page 3

Note M. Affiliate Transactions, page 10


2. We note from page 11 that you recorded $7,966,000 in operating income during the third quarter of 2005 as a result of receiving $15 million in fees and repayments from a refinancing transaction related to Healthcare Products Industries, Inc. Please respond to the following comments:

* Please tell us and disclose in future filings the significant terms of the refinancing transaction and how you accounted for and measured the related gain of $7,966,000.
* Please tell us why you classified the gain within operating income.
* Please tell us the accounting literature upon which you relied and explain how you applied that literature to this transaction.
* Please tell us how you define the term "affiliate" as used in Note
M. That is, discuss whether these transactions relate to investments accounted for under the equity method or to companies that are consolidated. If the "affiliates" are consolidated companies that are not majority owned, then please tell us the basis for their consolidation under U.S. GAAP.
* Please revise MD&A in future filings to discuss the nature and timing of this gain and its impact on your results of operations and cash flows.




	As appropriate, please amend your March 31, and June 30, 2005 Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3604 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.


      								Sincerely,


								Kate Tillan
								Assistant Chief Accountant

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Mr. Norman R. Bates
Jordan Industries, Inc.
November 17, 2005
Page 3